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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66943

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____January 1, 2008_____ AND ENDING_____December 31, 2008_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QuantTrade

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6301 Owensmouth Avenue, Suite 750
(No. and Street)

Woodland Hills	California	91367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dave Banerjee   (818) 657-0288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606,	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Dave Banerjee_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____QuantTrade_____ , as of _____December 31_____, 20___08___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____

Dave Banerjee
Signature   Dave Banerjee

_____Principal_____
Title

See attached cert.
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of _____Los Angeles_____

On _2/18/09_ before me, _R. Hurwitz_ ,Notary Public,
personally appeared _Dave Banerjee_

_____

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are
subscribed to the within instrument and acknowledged to me that he/she/they executed the same
in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument
the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.
I Certify under PENALTY OF PERJURY under tthe laws of the State of California the foregoing
paragraph is true and correct.

Witness my hand and official seal.

Signature _R. Hurwitz_

R. HURWITZ
COMM. # 1762413
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Commission Expires
AUGUST 19, 2011

L.S.

──────────────── OPTIONAL ────────────────

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent
fraudeulent removal and reeattachment of this form to another document*

Description of Attached Document

Title or Type of Document: __Annual Audited Report (dup 4)__

Document Date: __12/31/08__   Number of Pages: __1 + 25__

Signers(s) Other Than Named Above: ___NA___

Capacity(ies) Claimed by Signer

Signer's Name: __Dave Banerjee__

☑ Individual
☐ Corporate Officer - Title(s):_____
☐ Partner - Limited General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

RIGHT THUMBPRINT OF SIGNER
Top of Thumb Here

Signer is Representing: __Self__

BRIAN W. ANSON
Certified Public Accountant

18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Directors
QuantTrade
Newport Beach, California

I have audited the accompanying statement of financial condition of QuantTrade as of December 31, 2008 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of QuantTrade as of December 31, 2008 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 19, 2009

2

QUANTTRADE

Statement of Financial Condition
December 31, 2008

ASSETS

Cash (Note 2)	$	127,763
Accounts receivable		822,849
Income tax benefit		42,463
Total assets	$	993,075

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilites:

Accounts payable	$	335,500
Total liabilities		335,500

Stockholders' equity:

Additional paid-in-capital	31,000
Retained earnings	626,575
Total stockholders' equity	657,575
Total liabilities and stockholders' equity	$ 993,075

QUANTTRADE

Statement of Income
For the year ended December 31, 2008

REVENUES:

Commissions	$	11,154,535
Interest income		5,832
Total revenues		11,160,367

EXPENSES:

Support services	9,174,162
Clearing charges	881,626
Occupancy	12,000
Professional fees	638,650
Other expenses	29,620
Total expenses	10,736,058

NET INCOME BEFORE PROVISION FOR INCOME TAXES	424,309

PROVISION FOR INCOME TAXES (Note 4)

Income tax benefit		42,463
NET INCOME	$	466,772

QUANTTRADE

Statement of Stockholders' Equity
For the year ended December 31, 2008

	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2008	31,000	159,803	190,803
Net income		466,772	466,772
Ending balance December 31, 2008	31,000	626,575	$657,575

Statement of Cash Flows
For the year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 466,772

Adjustments to reconcile net income to net cash
used in operating activities:

(Increase) decrease in:	
Accounts receivable	384,651
Income tax benefit	(42,463)
Increase (decrease) in:	
Accounts payable	(879,620)
Income taxes payable	(3,864)
Total adjustments	(541,296)
Net cash used in operating activities	(74,524)
Decrease in cash	(74,524)
Cash at beginning of year	202,287
Cash at end of year	$ 127,763

Cash paid during the year for:

Interest	$	-
Income taxes	$	-

Notes to Financial Statements
December 31, 2008

Note 1: <u>OWNERSHIP STRUCTURE</u>

QuantTrade (the "Company") was incorporated in November 2004 under the laws of the State of California. The Company is a registered broker-dealer in securities under the provisions of the Securities Exchanged Act of 1934 and is a member of The Financial Industry Regulatory Authority, (FINRA). The Company conducts business as an introducing broker.

The Company is a wholly-owned by one individual, Mr. Dallas R. Parker.

The Company has an agreement with Barclays Capital, to execute customers' accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company operates under the exceptive provisions of the Securities and Exchange Commission (the SEC) Rule 15c3-3 (k) (2) (ii).

Note 2: <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Cash:</u>

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

<u>Risk Concentrations</u>

The Company is engaged in brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party. The company has a receivable from Lehman Brothers an executing broker of $562,469 whose collection is doubtful as Lehman Brothers declared bankruptcy in 2008.

Management estimates that 100% of the revenues were generated in the State of California, and from one client account.

<u>Basis of Presentation</u>

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States (GAAP) and conform to practices within the broker and dealer industry.

Note 2: <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (continued)

<u>Use of Estimates</u>

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts of reported assets and liabilities as well as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Although management believes these estimates and assumptions to be reasonably accurate, actual results may differ.

<u>Securities Transactions</u>

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Securities held by the Company are carried at market value.

<u>Income Taxes</u>

The amount of the current and deferred taxes payable or receivable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

<u>Derivatives and Hedging Activities</u>

The Company did not utilize any derivative instruments or engage in any hedging activities during the year ended December 31, 2008.

<u>Comprehensive Income:</u>

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2008.

Notes to Financial Statements
December 31, 2008

Note 3: RELATED PARTY TRANSACTIONS

The Company engages the services of an outside information technology firm of which Mr. Parker is a control person. This firm provides for fundamental and technical mathematical analysis of stock uses by the broker dealer clients. Payment for such services are on a time and material basis and comprise the major expense for the broker dealer.

Note 4: INCOME TAXES

The component of the income tax benefit for the year ended December 31, 2008 is as follows:

Federal income taxes	$ 30,250
State income taxes	12,213
Income tax benefit at December 31, 2008	$ 42,463

The current tax benefit of $42,463 incorporates a provision for doubtful account of $ 562,469. The Company's effective tax rate differs from the federal statutory rate due primarily to state taxes and nondeductible expenses. At December 31, 2008 deferred tax assets and liabilities were not significant.

Note 5: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2008 the company had a net capital of $43,700 which is $21,334 in excess of the minimum required and its ratio of aggregate indebtedness ($335,500) to net capital was 7.68 which is less than the 15 to 1 maximum ratio of a broker dealer.

Notes to Financial Statements
December 31, 2008

Note 6: <u>FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK</u>

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if market value of the security is different from the contract amount of the transaction.

The Company, pursuant to its clearing agreement with the Clearing Broker, will assume customer obligations should a customer of the Company default. The Company and the Clearing Broker control credit risks associated with customers' transactions through various credit control procedures including maintenance of margin collateral.

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company accounts.

QUANTTRADE

Statement of Net Capital
Schedule I
For the year ended December 31, 2008

	Focus 12/31/08	Audit 12/31/08	Change
Stockholders' equity, December 31, 2008	$ 615,112	$ 657,575	$ 42,463
Less: Non allowable assets			
Accounts receivable	562,469	562,469	-
Income tax benefit	-	42,463	(42,463)
Tentative net capital	52,643	52,643	-
Haircuts:	8,943	8,943	-
NET CAPITAL	43,700	43,700	-
Minimum net capital	22,366	22,366	-
Excess net capital	$21,334	$21,334 $	-
Aggregate indebtedness	335,500	335,500	-
Ratio of aggregate indebtedness to net capital	7.68%	7.68%	

There were observed differences between the net capital computation
above and the firm's FOCUS report for the quarter ended 12/31/2008
as scheduled above resulting from audit adjusting journal entries
due to accrual of income tax benefit

The accompanying notes are an integral part of these financial statements

QUANTTRADE

December 31, 2008

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17A-5

Board of Directors
QuantTrade
Newport Beach, California

In planning and performing my audit of the financial statements of QuantTrade for the year ended December 31, 2008, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by QuantTrade including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
QuantTrade
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 19, 2009